April 14, 2020

Jeffrey Shepherd
Executive Vice President, Chief Financial Officer
Advance Auto Parts, Inc.
2635 East Millbrook Road
Raleigh, NC 27604

       Re: Advance Auto Parts, Inc.
           Form 10-K for the Fiscal Year Ended December 28, 2019
           Item 2.02 Form 8-K Filed February 18, 2020
           File No. 001-16797

Dear Mr. Shepherd:

       We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

       After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 28, 2019

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations
Reconciliation of Non-GAAP Financial Measures, page 21

1. Please tell us and revise your reconciliations for each period presented to show the amount related to each material component of transformation expenses separately (e.g., restructuring costs, store closure costs, third-party professional services and other significant costs). Please also tell us and disclose in greater detail the specific third-party professional services and other significant costs that are being removed. Financial Statements, page 33

2. On page 21, you state that restructuring and store closure costs are included in transformation expenses. Please tell us and disclose in the footnotes to your financial statements the information required by ASC 420-10-50-1 and SAB Topics 5.P.3 and
      5.P.4.
 Jeffrey Shepherd
Advance Auto Parts, Inc.
April 14, 2020
Page 2
Item 2.02 Form 8-K Filed February 18, 2020

Exhibit 99.1
Reconciliation of Non-GAAP Financial Measures

3. Please revise your reconciliation to Adjusted EBITDA to begin with net income and present each material adjustment separately. Refer to the guidance in Question 103.02 of the Non-GAAP Financial Measures Compliance and Disclosure Interpretations and Item
         10(e)(1)(i)(B) of Regulation S-K.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Blaise Rhodes at (202) 551-3774 or Rufus Decker at (202) 551-3769 if
you have any questions.



FirstName LastNameJeffrey Shepherd                           Sincerely,
Comapany NameAdvance Auto Parts, Inc.
                                                             Division of
Corporation Finance
April 14, 2020 Page 2                                        Office of Trade &
Services
FirstName LastName